# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CREATIVE REALITIES, INC., CIK 0001356093
CUSIP: 22530J309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 201, LOUISVILLE, Kentucky (KY), 40223
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001437749-24-004352
Filed by CIK 0001076128
Persons authorized to receive notices and communications: Richard C. Mills, 13100 Magisterial Drive, Suite 201, Louisville, Kentucky (KY), 40223, 502-791-8800

## Reporting persons
- MILLS RICHARD C (CIK 0001076128): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF); sole voting power 1,703,927; shared voting power 0; sole dispositive power 1,703,927; shared dispositive power 0; aggregate amount beneficially owned 1,703,927 (11.9% of the class)
  Comment: Note to Rows 7, 9 and 11: Includes (i) 952,601 shares beneficially owned by the Reporting Person individually (which number, as of the filing date of this Amendment No. 3 to Schedule 13D, includes 502,601 shares held directly by the Reporting Person and 450,000 shares issuable upon the future settlement of a restricted stock unit award granted to the Reporting Person, of which 150,000 shares are vested and 300,000 are unvested), (ii) 722,001 shares issuable upon the exercise of outstanding vested options owned by the Reporting Person individually, and (iii) 29,325 shares owned by RFK Communications, LLC ("RFK"). The Reporting Person serves as the sole manager of RFK and has sole voting and investment power over shares of the issuer held by RFK.
  
  Note to Row 13: Based on 13,097,892 shares of Common Stock outstanding as of June 30, 2026, as reported in the prospectus supplement dated June 29, 2026 to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-296498), plus 722,001 shares of Common Stock issuable upon exercise of vested options to purchase shares of Common Stock beneficially owned by the Reporting Person and 450,000 shares issuable upon the future settlement of a restricted stock unit award granted to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CREATIVE REALITIES, INC.
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 201, LOUISVILLE, Kentucky (KY), 40223
Comment:
The name of the issuer is Creative Realities, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 13100 Magisterial Drive, Suite 201, Louisville, Kentucky 40223. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Common Stock"). All share and price information set forth in this Schedule 13D has been adjusted to reflect the Issuer's 1-for-30 and 1-for-3 reverse stock splits effective on October 17, 2018 and March 27, 2023, respectively.

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned on February 15, 2024, as amended on July 8, 2025 and October 17, 2026 (as so amended, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended to add the following:

The shares of Common Stock acquired by the Reporting Person on June 30, 2026, as described in Item 5 below, were purchased using the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Except as noted in Item 6 of this Amendment No. 3, as of the date of the filing of this Amendment No. 3, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person currently beneficially owns an aggregate of 1,703,927 shares of Common Stock, which represents 11.9% of the outstanding shares of Common Stock of the Issuer. The shares beneficially owned by the Reporting Person includes (i) 952,601 shares beneficially owned by the Reporting Person individually (which number includes 502,601 shares held directly by the Reporting Person and 450,000 shares issuable upon the future settlement of a restricted stock unit award granted to the Reporting Person, of which 150,000 shares are vested and 300,000 are unvested, (ii) 722,001 shares issuable upon the exercise of outstanding vested options owned by the Reporting Person individually, and (iii) 29,325 shares owned by RFK Communications, LLC ("RFK").

The percentage of shares beneficially owned by the Reporting Person is based on 13,097,892 shares of Common Stock of the Issuer outstanding as of June 30, 2026, as reported in the prospectus supplement dated June 29, 2026 to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-296498), plus 722,001 shares of Common Stock issuable upon exercise of vested options to purchase shares of Common Stock beneficially owned by the Reporting Person and 450,000 shares issuable upon the future settlement of a restricted stock unit award granted to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and investment power over shares of the Issuer held by him individually. The Reporting Person serves as the sole manager of RFK and has sole voting and investment power over shares of the Issuer held by RFK.
Transactions in the class effected during the past sixty days: On June 30, 2026, the Reporting Person purchased 200,000 shares of Common Stock from the Underwriter in the Offering (as such terms are defined in Item 6 below). There have been no other transactions in the class of securities reported on that were effected within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 29, 2026, Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Craig-Hallum Capital Group LLC (the "Underwriter") relating to a public offering, issuance and sale (the "Offering") of shares of Common Stock and pre-funded warrants to purchase shares of Common Stock. The Offering was completed on June 30, 2026. In connection with the Offering, on June 23, 2026, the Reporting Person executed and delivered to the Underwriter a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which, subject to certain exceptions, the Reporting Person agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Common Stock or securities convertible into or exchangeable for Common Stock for a period of 90 days after June 29, 2026, which was the date of the final prospectus supplement for the Offering. The Lock-Up Agreement provides that its restrictions may be waived at any time by the Underwriter. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.9, and is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description of Exhibits

10.9 Lock-Up Agreement dated as of June 23, 2026.

## Signatures
- MILLS RICHARD C: /s/ Richard C. Mills, Richard C. Mills (07/02/2026)